Mail Stop 3561



      							November 8, 2005



Mr. Yuval Yanai
Chief Financial Officer
Koor Industries, Ltd.
14 Hamelacha Street
Rosh Ha`ayin 48091, Israel

	Re:	Koor Industries, Ltd.
      Form 20-F for the Fiscal Year Ended December 31, 2004
		Filed July 15, 2005

      Form 20-F/A for the Fiscal Year Ended December 31, 2004
		Filed September 16, 2005



Dear Mr. Yanai:

      We have reviewed your supplemental response letter dated September 16, 2005 as well as your filings and have the following comments. As noted in our comment letter dated August 17, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for the Year Ended December 31, 2004

Principal and Subsidiary Auditor Reports, page F-2

Report of Independent Auditors, page F-2

1. We note your response to comment 3. It is unclear which auditor has taken responsibility for the conversion of Balton CP Limited`s results from US GAAP to Israeli GAAP. In future filings, in order to make this point more clear, revise the second paragraph of the audit report issued for Koor Trade to specifically identify Balton CP Limited and any other affiliates whose financial statements were not audited by Koor Trade`s auditor.

Auditors` Report of Nutriblend, Ltd., page F-138

2. We note your response to comment 4. It is unclear which auditor has taken responsibility for the conversion of Nutriblend Limited`s results from US GAAP to Israeli GAAP. In future filings, in order to make this point more clear, revise the second paragraph of the audit report issued for Lycored Natural Products Industries, Ltd. to specifically identify Nutriblend Limited and any other subsidiaries whose financial statements were not audited by the auditor of Lycored.

Auditor Reports Issued by Hoberman, Miller Goldstein & Lesser, pages
F-128, F-131 and F-132

3. We note your response to comment 6, where Hoberman Miller, Goldstein & Lesser, CPA`s P.C. indicate that there were no identified differences between US GAAP and Israeli GAAP for either Talla-Com, Tradiran Electronic Industries, LLC, or Microwave Networks, Inc. In future filings, in order to make this point more clear, the Hoberman
Miller, Goldstein & Lesser, CPA`s P.C. audit report should be revised to indicate that the "application of accounting principles generally accepted in Israel did not have any effect on the results of operations, shareholder`s equity and cash flows..."

Note 28. Material Differences Between Israeli and US GAAP and their
Effect on Financial Statements, page F-107

Reconciliation of net earnings (loss), page F-119

4. We note your response to comment 9. In future filings, please revise to clarify that the difference between Israeli GAAP and US
GAAP is related to timing.

5. We note your response to comment 15. Revise your accounting policy to explain in more detail your basis for proportionately consolidating Yehuda Hotels, Ltd., Herod`s Hotels Spa and Resort,
Ltd. and Telrad Networks, Ltd.

6. It is not clear how Telrad met the accommodation in Form 20-F under Item 17(c)(2)(vii) that allows you to omit Israeli GAAP to US
GAAP reconciliation, because it does not appear that all parties with an equity interest have the right to share in the control of all significant financial and operating policies. The existence of significant participating rights that preclude consolidation under EITF 96-16 would ordinarily mean that not all significant financial and operating policies of the entity are jointly controlled by all parties with an equity interest. Please tell us in more detail about why you believe the above-mentioned accommodation is available to Telrad. Please refer to section VI(C) of International Reporting and Disclosure Issues in the Division of Corporation Finance, which is located on our website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P5
77_92041.


*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,


								Larry Spirgel
								Assistant Director



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Mr. Yuval Yanai
Koor Industries, Ltd.
November 8, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549